SKADDEN, ARPS, SLATE, MEAGHER & FLOM

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CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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                May 6, 2020

Confidential

Mr. Larry Spirgel

Mr. Jeff Kauten

Mr. Robert Littlepage

Mr. Joseph Cascarano

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Dada Nexus Limited (CIK No. 0001793862)

Response to the Staff’s Comments on

Amendment No. 3 to Draft Registration Statement on Form F-1

Submitted on March 13, 2020

Dear Mr. Spirgel, Mr. Kauten, Mr. Littlepage and Mr. Cascarano:

On behalf of our client, Dada Nexus Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comment contained in the Staff’s letter dated March 25, 2020 on the Company’s amendment No. 3 to draft registration statement on Form F-1 submitted on March 13, 2020 (the “Draft Registration Statement”).

Securities and Exchange Commission

May 6, 2020

Concurrently with the submission of this letter, the Company is submitting its amendment No. 4 to draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review. The Revised Draft Registration Statement also reflects (i) the inclusion of the Company’s unaudited financial statements for the three months ended March 31, 2019 and 2020, and (ii) updates relating to the first quarter financial results and other recent developments.

The Company currently plans to make the first public filing of the Registration Statement on May 15, 2020 and would appreciate receiving the Staff’s timely feedback before then if possible.

To facilitate the Staff’s review, we will separately deliver to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comment is repeated below in bold and is followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Financial Statements

Subsequent Event, page F-50

1.

Regarding the restricted share units and options to purchase ordinary shares granted in 2020, please disclose the per share/per unit fair value and the total amount of compensation that will be recognized in connection with these issuances. Also update the share-based compensation disclosure on page 105 related to options and unvested restricted share units to reflect these issuances.

In response to the Staff’s comment, the Company has updated the referenced disclosure on pages 110 and 111 of the Revised Draft Registration Statement. The Company also clarified on page F-50 of the Revised Draft Registration Statement that as of March 13, 2020, the Company was still assessing the fair values of the option and restricted share units granted during the first quarter of 2020. As of the date of this letter, the per share/per unit fair value and the total amount of compensation that will be recognized in connection with these issuances have been disclosed in the interim unaudited condensed financial statements ended March 31, 2020.

*             *             *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Hui Feng, partner at Deloitte Touche Tohmatsu Certified Public Accountants LLP, by telephone at +86 21 6141-2173 or via email at hufeng@deloitte.com.cn. Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:	Philip Jiaqi Kuai, Chairman of the Board of Directors and Chief Executive Officer, Dada Nexus Limited

Beck Zhaoming Chen, Chief Financial Officer, Dada Nexus Limited

Hui Feng, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

David Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

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